Exhibit 15

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-98061 of Mitsubishi Tokyo Financial Group, Inc. on Form F-3 of our report dated August 23, 2005 (which expresses an unqualified opinion and includes an explanatory paragraph referring to i) the restatement of disclosure of (a) amortized costs and unrealized gains and losses of investment securities described in Note 5, (b) domestic/foreign distribution of income and current tax described in Note 10 and (c) domestic time deposits issued in the amounts of ¥10 million or more described in Note 12, and ii) the changes in methods of accounting for (a) goodwill and other intangible assets and (b) variable interest entities, both described in Note 1) appearing in this Annual Report on Form 20-F of Mitsubishi Tokyo Financial Group, Inc. for the year ended March 31, 2005.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

August 23, 2005